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                                                     Filing pursuant to Rule 425
                                                under the Securities Act of 1933
                                       and deemed filing pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                               Filing by:  Data Dimensions, Inc.
                                 Subject Company:  Lionbridge Technologies, Inc.
                      SEC File No. of Lionbridge Technologies, Inc.:  000-026933

Set forth below is a script of an all employee conference call for Data Dimensions, Inc. ("Data Dimensions") employees on March 9, 2001.

DDI EMPLOYEE CONFERENCE CALL SCRIPT
MARCH 9, 2001

PETER ALLEN:

        Good morning. As you have likely seen, we announced yesterday the signing of a merger agreement with Lionbridge Technologies, Inc, headquartered in Waltham, MA. I'd like to explain to you the motivation for this business combination, and outline for you the difference this will make to our business. Rory Cowan, chairman and CEO of Lionbridge, is with us on the line and will be explaining more about Lionbridge and the implications of the merger.

        Let me say that this merger is a great opportunity for the employees, clients and shareholders of Data Dimensions. The merger allows us to significantly further our ambition to dominate the quality assurance and testing market. It's a natural combination of two fast-growing market leaders and fuels the creation of the world leader in global technology testing and interoperability services.

        The decision to enter into the merger with Lionbridge follows a very comprehensive review of available alternatives in conjunction with Updata Capital, our investment bankers. Updata presented several possible partners for our consideration, and Lionbridge was judged to be the best fit for all of Data Dimensions' various stakeholders. Our board of directors approved the transaction on Wednesday, as did the board of Lionbridge on Thursday.

        Together, we will achieve profitability with much more certainty and in quicker fashion than going it alone. As I have said on numerous occasions, in our business it is imperative that we operate as a profitable enterprise. This merger will allow us to achieve this goal.

        The nature of the merger is an exchange of stock. Upon completion of the merger, each share of Data Dimensions stock will be converted into .19 shares of Lionbridge stock. Those employees who hold DDIM stock options will be converted to LIOX stock options at the same ratio.

        Now, I would like to have Rory outline how the two companies plan to integrate their operations.

RORY COWAN:

        Thanks Peter. Hello everyone. It is a pleasure to be here on this exciting occasion.

        First, I'd like to tell you a bit about Lionbridge. Our business has three distinct thrusts. Foremost, we are the leading provider of globalization technology and services. The services of Lionbridge help product development organizations and online service providers to build solutions, which align with technical, linguistic and cultural environments for global deployment. Secondly, Lionbridge helps its clients achieve their globalization strategies through professional services that include application development and maintenance. Finally, through the Veritest division, Lionbridge provides a range of testing services that are quite complementary to Data Dimensions.

        Veritest has focused its testing services on platforms and solutions that supplement the practices Data Dimensions offers. Lionbridge operates labs in markets Data Dimensions does not presently serve, and offers services that complement those of Data Dimensions. Conversely, Data Dimensions offers defined services and best practices that can be extended through the Lionbridge delivery units.

        The benefits of a broader and deeper sales and marketing engine, resulting from the combination of our two teams, means that there will be more sales executives representing our combined services and more services for our sales executives to represent. When considered in total, the testing solutions offered by Veritest and Data Dimensions offer a powerful range of services to defined markets. Together, we will be the unequivocal leader in worldwide lab-based testing services. This is a stature that would have been far more challenging, resource-intensive and time-consuming for either of us to achieve on our own. Data Dimensions will go to market under the Veritest brand name. The Veritest division headquarters will be relocated to Bellevue from Los Angeles and Howard Hayakawa will serve as its Vice President of Test Centers, reporting to me. Together with Jim Bampos, Howard's counterpart at VeriTest, we will determine the appropriate operational organization and go-to-market team.

        In summary, the combination of our businesses cements the process re-engineering that is taking place in the globalization world. Rather than having four separate industries ---Authoring, content management, L10N, and testing --- customers can now re-engineer the process and view it as one continuum....reducing cost and time.

        Howard, would you mind commenting on the benefits of our combined service offering?

HOWARD HAYAKAWA:

        Thanks Rory.

        And, to begin with, I'm very excited about this combination -- for our clients and employees.

        There is an almost perfect complimenting of capabilities. VeriTest has a world-class reputation in certification, and Data Dimensions has a variety of services -- from QA consulting to contract testing for product development organizations and on-line service providers. We share certain clients, but we have rarely competed for business -- suggesting that our services are complimentary and additional opportunity is available even within current clients.


        The combined companies now have offices across the globe, in the US, Europe and Asia, providing another point of leverage for clients seeking around the clock testing capabilities, or clients looking for a local presence.

        Lastly, it will simply be an organization of unparalleled scale in the testing market. Combined, we will have over 450 people dedicated to testing and Quality Assurance services -- an organization otherwise unmatched.

        Recent industry reports suggest testing is an area more and more companies are considering for outsourcing. This combined organization can provide more of the services, expertise, and geographic coverage that supports a clients commitment to outsourcing.

        Back to you Peter.


PETER ALLEN:

        Although we believe the merger is in the best interests of the stakeholders of Lionbridge and Data Dimensions, inevitably in transactions of this nature there are often overlapping functions that must be addressed. The test center, QA consulting and application development and maintenance organizational structure and personnel will remain in tact. However, upon conclusion of the merger, several of the corporate functions will be redundant. We anticipate the severance of several people in the corporate office whose functions will be provided by Lionbridge's corporate services. This is not unusual in this sort of transaction, and contributes to the beneficial effect the transaction offers our shareholders. We do not know today who will be affected but plan to work through this over the coming weeks and have a commitment to immediate communication.

        I would like to quickly outline next steps of the transaction before we take questions. Although the board has approved the merger, this transaction is subject to Data Dimensions' shareholder approval. Proxy statements outlining the transaction will be distributed shortly with the transaction expected to close in the month of June. And on Monday, the team from Lionbridge will be here to begin work on the transition plan. An open forum is scheduled on Monday with Lionbridge management. During the transition, I will maintain my commitment to communicate with you as candidly as possible.

        I would like to open up the line for questions at this time. Operator?

QUESTION AND ANSWER

PETER ALLEN:

        This is a very exciting event for Data Dimensions. I ask you to continue to promote and sell our services, serve clients with pride and distinction and closely manage expenses. Until the completion of this transaction, stay focused on the business at hand and continue to operate on plan and within budget.

        Thank you.


FILINGS WITH THE US SEC

Lionbridge Technologies, Inc. ("Lionbridge") plans to file a Registration Statement on Form S-4 with the US SEC in connection with the transaction with Data Dimensions. The Form S-4 will contain a prospectus, a proxy statement for Data Dimensions' special meeting and other documents. Data Dimensions plans to mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. The Form S-4 and proxy statement/prospectus will contain important information about Lionbridge, Data Dimensions, the merger and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by Data Dimensions as an exhibit to the proxy statement/prospectus. The Form S-4, the proxy statement/prospectus and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus and all other documents filed with the US SEC in connection with the merger will be made available to investors free of charge by calling or writing to:

Jim McLendon, Vice President, Investor Relations and Corporate Development Data Dimensions, Inc.
Sterling Plaza, 3rd Fl
3535 Factoria Blvd. SE
Bellevue, WA 98006
(425) 688-1000
jim-mclendon@data-dimensions.com

In addition to the Form S-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the merger, Lionbridge and Data Dimensions are obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Data Dimensions, its executive officers and directors, and certain of its stockholders may, under SEC rules, be deemed to be "participants in the solicitation" of proxies from stockholders of Data Dimensions with respect to the transactions contemplated by the merger agreement. Information regarding such officers, directors and stockholders will be included in the proxy statement/prospectus (when available).

FORWARD-LOOKING STATEMENTS

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although managements of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Data Dimensions' Annual Report to Stockholders and Lionbridge's and Data Dimensions' other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.